EXHIBIT 99.1

SPECIFIC RISK FACTORS RELATING TO
THE PENDING MERGER OF JDA SOFTWARE GROUP, INC. AND QRS CORPORATION 1

      References in this section to “us,” “we” and “our” refer to the statements of JDA and QRS jointly and of the combined company.

The ratio for the exchange of QRS shares for JDA shares is fixed and so the value of the JDA common stock that QRS stockholders will receive in the merger is dependent on JDA’s market price at the effective time of the merger, and no adjustment will be made if that price increases or declines.

      The ratio of the number of shares of JDA common stock to be exchanged for each share of QRS common stock will not change. Upon completion of the merger, each share of QRS common stock will be exchanged for 0.5 of a share of JDA common stock. There will be no adjustment to this exchange ratio for changes in the market price of either JDA common stock or QRS common stock between the signing of the merger agreement and the completion of the merger. In addition, neither JDA nor QRS may terminate the merger agreement because of changes in the market price of either company’s common stock. Therefore, if the market value of JDA common stock or QRS common stock changes relative to the market value of the other, there will not be a change, either upward or downward, in the aggregate number of shares of JDA common stock to be issued to QRS stockholders in the merger. In recent years, JDA’s common stock, the common stock of software companies in general and the stock market as a whole have experienced significant price and volume fluctuations (see page 14 for quarterly high and low sales prices for JDA’s common stock since 2001). These changes may result in QRS stockholders receiving JDA common stock valued at an amount less than the value implied by the exchange ratio on the date the merger was announced or the date of this joint proxy statement/ prospectus. JDA cannot predict or give any assurances as to the relative market prices of JDA or QRS common stock before the closing of the merger and you should obtain recent market quotations for JDA and QRS common stock.

JDA may be unable to successfully integrate the businesses of QRS with its own businesses.

      After the merger, JDA and QRS, each of which had previously operated independently, will have to integrate their operations. The integration will require significant efforts from each company, including the coordination of their product development, sales and marketing efforts and administrative operations. JDA may find it difficult to integrate the operations of QRS. The combined company will have a large number of employees in widely dispersed operations in Arizona, California, New York, Virginia, Europe, Asia Pacific and other domestic and foreign locations, which will increase the difficulty of integrating operations. QRS personnel may leave QRS or the combined company because of the merger. QRS customers, distributors or

1 These risk factors appear on pages 15 through 21 of the Preliminary Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 (File No. 333-117674) filed by JDA Software Group, Inc. with the Securities and Exchange Commission on July 26, 2004. Cross references to page numbers in this Exhibit 99.1 refer to other pages in the S-4 referenced in the preceding sentence. Cross referenced sections of the S-4 are incorporated by reference into this Exhibit 99.1.

suppliers may terminate their arrangements with QRS or the combined company, or demand amended terms to these arrangements. The challenges involved in this integration include, but are not limited to, the following:

•	retaining existing customers and strategic partners of each company;

•	retaining and integrating management and other key employees of the combined company;

•	coordinating research and development activities to enhance introduction of new products and technologies, especially in light of rapidly evolving markets for those products and technologies;

•	effectively managing the diversion of management’s attention from business matters to integration issues;

•	combining product offerings and incorporating acquired software, technology and rights into the product offerings of the combined company effectively and quickly;

•	integrating sales efforts so that customers can do business easily with the combined company;

•	transitioning all facilities to a common information technology environment;

•	combining the business cultures of JDA and QRS;

•	effectively offering products and services of JDA and QRS to each other’s customers;

•	anticipating the market needs and achieving market acceptance of our products and services;

•	bringing together the companies’ marketing efforts so that the industry receives useful information about the merger, and customers perceive value in the combined company’s products and services; and

•	developing and maintaining uniform standards, controls, procedures, and policies.

The merger may fail to achieve beneficial synergies.

      JDA and QRS have entered into the merger agreement with the expectation that the merger will result in beneficial synergies, such as cost reductions and improving the stability of the combined company’s revenues. Achieving these anticipated synergies and the potential benefits underlying the two companies’ reasons for entering into the merger will depend on the success of integrating JDA’s and QRS’ businesses. It is not certain that JDA and QRS can be successfully integrated in a timely manner or at all, or that any of the anticipated benefits will be realized. Risks from an unsuccessful integration of the companies include:

•	the potential disruption of the combined company’s ongoing business and distraction of its management;

•	the risk that the customers of JDA or QRS may defer purchasing decisions due to disagreements with the combined company on its strategic direction and product initiatives;

•	the risk that QRS’ customers abandon or reject products offered by the combined company after the merger, including QRS products that are integrated into JDA’s business, such as additional software products, hosted applications and trading community management products and services;

•	the risk that it may be more difficult to retain key management, marketing, and technical personnel after the merger;

•	the risk that costs and expenditures for retaining personnel, eliminating unnecessary resources and integrating the businesses are greater than anticipated;

•	the risk that the combined company cannot increase sales of its products; and

•	the risk that integrating and changing the businesses will impair JDA’s and QRS’ relationships with their customers and business partners.

      Even if the two companies are able to integrate operations, there can be no assurance that the anticipated synergies will be achieved. The failure to achieve such synergies could adversely affect the business, results of operations and financial condition of the combined company.

JDA and QRS expect to incur significant costs associated with the merger.

      JDA estimates that it will incur direct transaction costs of approximately $10 to 15 million associated with the merger, including direct costs of the acquisition as well as liabilities to be accrued in connection with the acquisition, including severance and related costs. In addition, QRS estimates that it will incur additional direct transaction costs of approximately $2.5 million which will be expensed as incurred. JDA and QRS believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger. If the benefits of the merger do not exceed the costs of integrating the businesses of JDA and QRS, our combined company’s financial results may be adversely affected.

Some officers and directors of QRS have certain conflicts of interest that may influence them to support or approve the merger.

      Some of the directors and officers of QRS participate in arrangements and have continuing indemnification against liabilities that give them interests in the merger that are different from your interests, including the following:

•	Mr. Rike and Mr. Rowley, executive officers of QRS, have been offered, and have accepted, conditioned upon the completion of the merger, employment with JDA after the merger and have each signed offer letters from JDA. QRS also signed such offer letters and agreed that immediately prior to the effective time of the merger, it would pay Mr. Rike and Mr. Rowley the cash payment that they would have received under their respective QRS employment agreements if their employment had been terminated without cause or they had resigned for good reason in connection with the merger;

•	some officers of QRS will be entitled to cash severance payments under executive employment agreements in the event the executive’s employment is terminated without cause or if the executive resigns for good reason in connection with the merger;

•	some non-employee directors and officers of QRS have “in the money” stock option agreements and/or share right awards with accelerated vesting provisions, the effect of which is that all of their unvested options and/or share right awards will vest upon completion of the merger;

•	JDA and QRS have agreed that QRS shall be entitled to designate one individual to serve on JDA’s board of directors;

•	the directors and officers will have current QRS indemnification, which protects them from liability, continued after the completion of the merger, and director and officer liability insurance will be continued for six years after the merger; and

•	Dr. Saloner, the Chairman of the QRS board of directors, has a warrant to purchase 28,476 shares of QRS common stock at $11.0625 per share that will be assumed by JDA and be exercisable after the merger for 14,238 shares of JDA common stock at $22.125 per share.

      For the above reasons, the directors and officers of QRS could be more likely to vote to approve the terms of the merger agreement and the merger than if they did not have these interests. QRS stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

The holders of QRS common stock will have less control over corporate actions proposed to be taken by JDA than those holders had over corporate actions proposed to be taken by QRS.

      Following the merger, holders of QRS common stock outstanding immediately prior to the merger will become holders of JDA common stock. Those holders will hold approximately 22% of outstanding common stock of the combined company after the merger, as opposed to 100% of the outstanding common stock of QRS. There are differences between the rights of JDA stockholders under JDA restated certificate of incorporation and bylaws and the rights of QRS stockholders under QRS’ restated certificate of incorporation and bylaws. As a result of these differences, the holders of QRS common stock may have less control over corporate actions proposed to be taken by JDA than those holders had over corporate actions proposed to be taken by QRS. You should read more about these differences under the section of this joint proxy statement/prospectus entitled “Comparison of Rights of JDA Stockholders and QRS Stockholders” on page 89.

If the merger is not completed, JDA’s and QRS’ stock prices and future business and operations could be harmed.

      There are many conditions to JDA’s and QRS’ obligations to complete the merger. Many of these conditions are beyond JDA’s and QRS’ control. In addition, each party has the right to terminate the merger agreement under various circumstances, which include QRS’ right to terminate the merger agreement (upon payment to JDA of the termination fee referenced below) to accept an acquisition proposal its board of directors has determined is superior to the merger with JDA.

      JDA and QRS (unless, in QRS’ case, it has terminated the merger agreement to accept an acquisition proposal its board of directors has determined is superior to the merger with JDA and that other proposal results in a consummated alternative transaction) may be subject to the following risks:

•	the prices of JDA and QRS common stock may change to the extent that the current market prices of JDA and QRS common stock reflect an assumption that the merger will be completed, or in response to other factors;

•	JDA’s and QRS’ costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed;

•	under some circumstances (more fully described under “The Merger Agreement — Termination Fee; Expenses” beginning on page 75), QRS may be required to pay JDA a termination fee of $3,750,000 in connection with the termination of the merger agreement;

•	there may be substantial disruption to the businesses of JDA and QRS and distraction of their workforces and management teams, and some employees of QRS may have already left QRS in response to the pending merger;

•	JDA and QRS would fail to derive the benefits expected to result from the merger; and

•	JDA or QRS may be subject to litigation related to the merger.

      In addition, in response to the announcement of the merger, customers or suppliers of JDA and QRS may delay or defer product purchase or other decisions. Any delay or deferral in product purchase or other decisions by customers or suppliers could adversely affect the business of the combined company, regardless of whether the merger is ultimately completed. Similarly, current and prospective JDA and/or QRS employees may experience uncertainty about their future roles with JDA until the merger is completed and until JDA’s strategies with regard to the integration of operations of JDA and QRS are announced or executed. This may adversely affect JDA’s and/or QRS’ ability to attract and retain key management, sales, marketing and technical personnel.

The variable sales cycle of some of the combined company’s products makes it difficult to predict operating results.

      JDA’s license revenues in any quarter depend substantially upon contracts signed and the related shipment of software in that quarter. It is therefore difficult for JDA to accurately predict software license revenues and this difficulty also will affect the combined company. It is difficult to forecast the timing of large individual software license sales with a high degree of certainty due to the extended length of the sales cycle and the generally more complex contractual terms that may be associated with such licenses that could result in the deferral of some or all of the revenue to future periods. Accordingly, large individual sales have sometimes occurred in quarters subsequent to when JDA anticipated or not at all. If the combined company receives any significant cancellation or deferral of customer orders, or it is unable to conclude license negotiations by the end of a fiscal quarter, its operating results may be lower than anticipated. In addition, any weakening or uncertainty in the economy may make it more difficult for it to predict quarterly results in the future, and could negatively impact the combined company’s business, operating results and financial condition for an indefinite period of time.

If the combined company is unable to develop new and enhanced products that achieve widespread market acceptance, it may be unable to recoup product development costs, and its earnings and revenue may decline.

      The combined company’s future success depends on its ability to address the rapidly changing needs of its customers by developing and introducing new products, product updates and services on a timely basis. The combined company also must extend the operation of its products to new platforms and keep pace with technological developments and emerging industry standards in both of JDA’s and QRS’ businesses. The combined company commits substantial resources to developing new software products and services. If the markets for these new products do not develop as anticipated, or demand for the combined company’s products and services in these markets does not materialize or occurs more slowly than the combined company expects, the combined company will have expended substantial resources and capital without realizing sufficient revenue, and the combined company’s business and operating results could be adversely affected.

      We believe that significant investments in research and development are required by the combined company to remain competitive, and that its ability to quickly develop and deliver products to the market is critical to the combined company’s success. The combined company’s future performance will depend in large part on its ability to enhance existing products through internal development and strategic partnering, internally develop new products that leverage both the combined company’s existing customers and sales force, and strategically acquire complementary retail point and collaborative solutions that add functionality for specific business processes to an enterprise-wide system. If clients experience significant problems with implementation of the combined company’s products or are otherwise dissatisfied with their functionality or performance or if they fail to achieve market acceptance for any reason, the combined company’s market reputation could suffer, and it could be subject to claims for significant damages. Although the combined company’s customer agreements contain limitation of liability clauses and exclude consequential damages, there can be no assurances that such contract provisions will be enforced. Any such damages claim could impair the combined company’s market reputation and could have a material adverse effect on the combined company’s business, operating results and financial condition.

The combined company will operate in a very competitive environment.

      The markets in which JDA and QRS compete are intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. We expect that the combined company will continue to experience vigorous competition from current competitors and new competitors, some of whom may have significantly greater financial, technical, marketing and other resources than it does. Companies including SAP AG, SAS, IBM and Retek, Inc. will compete with the combined company across a wide range of its enterprise software products, offering products competitive with JDA’s Retail Enterprise Systems, In-Store Systems and Collaborative Solutions. Many other companies will compete in specific areas of the combined company’s business. In the market for consulting services, Accenture, IBM Global Services,

Cap Gemini, Ernst & Young, Kurt Salmon Associates and Lakewest Consulting will compete with the combined company in consulting services that it provides. We expect additional competition as other established and emerging companies including SAP AG, Microsoft, Retek, i2 Technologies, and IBM enter into both the application and platform parts of the business performance management software and e-commerce product market. In the market for QRS’ connectivity and network services served by its Trading Community Management solutions, the combined company will face competition from (i) traditional VAN providers such as Inovis, Sterling Commerce, a division of SBC Communications, and GXS, (ii) IP-based network providers, such as ICC and Hubspan, as well as (iii) software providers, such as bTrade and Cyclone Commerce. The increased commercial use of the Internet could require substantial modification and customization of the Trading Community Management solutions and the introduction of new services and products, either of which may not produce as much revenue or be as profitable for the combined company as traditional VAN-based services. If customers adopt Internet-based communication more quickly than expected, that may also have a significant negative impact on the combined company’s revenue. In the market for QRS’ data synchronization solutions, served by QRS Catalogue™, the combined company will face competition from traditional providers such as SPS Commerce and GXS as well as recent entrants such as UCCnet (which already provides a catalogue solution to Home Depot, Wal-Mart and other large retailers) and other industry consortia such as Transora and WWRE. Product information management software solution providers (e.g., IBM, Velosel, SAP and GXS), that can handle content management and maintain item information, also will compete with the combined company’s data synchronization solutions.

      As the retail industry continues to adopt existing and new information technologies, the combined company expects competition and pricing pressures to increase further, and competitors may adopt new pricing and sales models to which the combined company is unable to adapt or adequately respond. This competition could result in, among other things, price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could have a material adverse effect on the combined company’s business, operating results and financial condition.

      Because a significant portion of JDA’s total assets will be represented by goodwill, which is subject to mandatory impairment evaluation, and other intangibles, JDA could be required to write off some or all of this goodwill and other intangibles, which may adversely affect the combined company’s financial condition and results of operations.

      JDA will account for the acquisition of QRS using the purchase method of accounting. A portion of the purchase price for this business will be allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation of the merger. Any excess purchase price, which is likely to constitute a significant portion of the purchase price, will be allocated to goodwill. If the proposed merger is completed, over 40% of the combined company’s total assets will be comprised of goodwill and other intangibles, of which approximately $116 million will be allocated to goodwill. In accordance with the Financial Accounting Standards Board’s Statement No. 142, Goodwill and Other Intangible Assets, goodwill and certain other intangible assets with indefinite useful lives are not amortized but are reviewed at least annually for impairment, or more frequently if there are indications of impairment. All other intangible assets are subject to periodic amortization. JDA evaluates the remaining useful lives of other intangibles each quarter to determine whether events and circumstances warrant a revision to the remaining period of amortization. JDA has estimated that the goodwill to be recorded in connection with this acquisition will total approximately $45 million. When the combined company performs future impairment tests, it is possible that the carrying value of goodwill or other intangible assets could exceed their implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.

Anti-takeover provisions in JDA’s organizational documents and stockholders’ rights plan and Delaware law could prevent or delay the acquisition of JDA.

      JDA’s certificate of incorporation, which authorizes the issuance of “blank check preferred” stock, JDA’s stockholders’ rights plan which effectively restricts takeover attempts, and Delaware state corporate laws which restrict business combinations between a corporation and 15% or more owners of the outstanding voting stock of the corporation for a three-year period, individually or in combination, may discourage, delay or prevent a merger or acquisition of JDA that a JDA stockholder may consider favorable.